28 May 2026

ReNew Energy Global plc (the “Company”)
Special Committee of the Board of Directors
C/O Vistra (UK) Ltd
Suite 3, 7th Floor, 50, Broadway,
London, England, SW1H 0DB

Attention: Mr. Manoj Singh, Lead Independent Director
Dear Manoj,
We are writing to you on behalf of Canada Pension Plan Investment Board (“CPP Investments”) and Sumant Sinha (together the “Consortium”) to thank you, the rest of the special committee and the management of the Company, for your continued engagement and to submit this non-binding proposal (the “Proposal”) to, subject to the Rollover as described in the “Transaction Structure” section below, acquire the entire issued and to be issued share capital of ReNew Energy Global plc (the “Company”) not already owned by the members of the Consortium or their affiliates (the “Transaction”), for a cash consideration of $6.75 per share (the “Cash Consideration”). Subject to alignment on the points outlined below, the Consortium would like to work promptly towards a binding Transaction.
Proposal
The Proposal would provide the Company’s shareholders who do not elect to participate in the Rollover with the Cash Consideration which represents a 25% premium to the volume-weighted average price of $5.38 per share since 15 December 2025 when relevant SEC filings were submitted indicating that a consortium led by Masdar would no longer pursue its proposed transaction to acquire the Company.
The Consortium believes that the Proposal is in the best interest of the Company and its shareholders as it would provide shareholders who elect to receive the Cash Consideration with liquidity not available in public markets, and shareholders who see long term value in the Company with an option to continue as shareholders through the Rollover.
The Proposal is based on the information that you have made available to us and reflects the findings of our previous due diligence. For the avoidance of doubt, the Proposal is subject to agreeing the transaction agreement between the Company and the Consortium (the “Transaction Agreement”), completion of our bringdown due diligence, and the provision of irrevocable undertakings as described further below.
Bringdown Due Diligence
The Proposal is subject to completion of customary bringdown due diligence to confirm any material developments at the Company since our last due diligence exercise. Our advisors have provided a list of the items required to enable us to close out our bringdown due diligence exercise.
Documentation
Our legal adviser will share a draft of the Transaction Agreement with Linklaters in parallel with this Proposal, which we expect can be finalized in short order.
Consortium Approvals
CPP Investments has provided ongoing updates to its investment committee. Once you confirm your alignment on the Transaction Agreement, CPP Investments will seek final approvals to enter into the Transaction Agreement. The Consortium would like to work towards announcing a binding Transaction in June 2026.
Transaction Structure
The Transaction will be implemented through a UK scheme of arrangement (the “Scheme”).
In connection with the Scheme, each non-consortium shareholder of the Company will be entitled to either (i) receive the Cash Consideration for each share of the Company it holds in exchange for transferring its shares to CPP Investments or its designated affiliates (the “Cash Offer”), or (ii) elect to retain its shares in the Company (the “Rollover”, any such shareholder electing to participate in the Rollover being a “Rolling Shareholder”). Unless a shareholder specifically makes an election for Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer.
For certain regulatory and compliance reasons, the Scheme will be structured so that: (i) if the Company is expected to have more than 200 shareholders (taking into account the Rollover) immediately following the effective date of the Scheme (“Closing”), the elections from those shareholders with the smallest shareholdings in the Company will be voided, and those shareholders will instead receive the Cash Offer (in the same way as those shareholders that had initially elected to receive the Cash Offer) such that there are not more than 200 shareholders in the Company post-Closing, and/or (ii) if any US shareholders of the Company who elect to participate in the Rollover collectively hold more than 8% of the Class A shares after implementation of the Scheme at Closing, such US shareholders electing for the Rollover will be scaled back pro rata such that their elections shall be below 8% (with any excess elections above this amount receiving the Cash Offer).
It is expected that, shortly after the closing of the Scheme, the Company will undergo a reorganization such that all remaining shareholders in the Company will become direct shareholders of ReNew Private Limited, the Company’s private Indian subsidiary (the “Reorganization”). Rolling Shareholders would be required to, as part of the terms of the Scheme, grant powers of attorney to the Company to sign on their behalf: (i) the post-closing shareholders’ agreement, and (ii) the documents that will effect the post-Closing reorganization steps, which include, in broad terms, an elimination of the Company’s current multi-class share capital structure and a distribution of shares in ReNew Private Limited to each of the Company’s shareholders on a pro rata basis and for fair market value.
Options
Treatment of outstanding options currently held by employees (including the Company’s founder and management team) as part of the Transaction is subject to discussion with the Company and its counsel in parallel with the finalization of the Transaction Agreement.
Shareholder Support
The Consortium expects to receive hard irrevocable undertakings from JERA and ADIA as a condition to signing the Transaction Agreement.
Conditions
As set out in the draft Transaction Agreement, we expect completion of the Transaction to be conditional on, amongst other things:
◾	receipt of applicable regulatory approvals;
◾	receipt of approval of the Transaction from the Company’s shareholders and the Scheme being sanctioned by the UK court;
◾	the warranties from the Company being materially true and accurate; and
◾	the Company not being in material breach of its obligations under the Transaction Agreement.
In summary, the Consortium would like to thank you again for your engagement on this Transaction and looks forward to continuing to work together expeditiously towards the announcement of a binding Transaction.
As is customary, this Proposal is not to be construed as a binding, definitive or irrevocable proposal, agreement or contract. The Proposal is non-binding until such time as the potential parties to the Transaction enter into legally binding definitive transaction documents in respect of the Transaction.

Sincerely,

Canada Pension Plan Investment Board

/s/ Bill Rogers
Name: Bill Rogers
Title: Authorised Signatory

Founder

/s/ Sumant Sinha
Name: Sumant Sinha
Title: Founder